FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934

For the month of	March	2003
Acetex Corporation
(Translation of registrant’s name into English)
750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1
(Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	Form 40-F	ü

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	ü

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________]

This Form 6-K consists of a press release announcing Acetex’s results for the three months ended December 31, 2002.

There are no restrictions on dividend payments amongst the Company and its subsidiaries.

Acetex Corporation
Consolidating Balance Sheet		Guarantors		Combined		Acetex
December 31, 2002	Acetex	Acetex	Acetex	non-		Corporation
	Corporation	LLC	BV	guarantors	Eliminations	Consolidated
Cash and cash equivalents	12,992			$48,898		$61,890
Accounts receivable	5,781	75,805		43,699	(81,586)	43,699
Inventories				28,481		28,481
Prepaid expenses and other	259			3,379		3,638
	19,032	75,805	0	124,457	(81,586)	137,708
Property, plant and equipment	371			109,820		110,191

Investment in affiliates	226,840	229,319	(60,837)	162,801	(558,123)	0

Other assets	5,553			10,423		15,976

	251,796	305,124	(60,837)	407,501	(639,709)	263,875
Accounts payable	9,320	0	0	132,118	(81,433)	60,006

	9,320	0	0	132,118	(81,433)	60,006
Pension obligation				4,725		4,725
Long-term debt	190,000			230,000	(230,000)	190,000

	199,320	0	0	366,843	(311,433)	254,731
Share capital	64,039	230,000	10,048	127,466	(367,514)	64,039
Contributed surplus	583					583
Retained earnings (deficit)	(12,146)	75,124	(70,885)	(28,508)	24,269	(12,147)
Cumulative translation adjustment			0	(58,300)	14,969	(43,331)
	52,476	305,124	(60,837)	40,658	(328,276)	9,144
	251,796	305,124	(60,837)	407,501	(639,709)	263,875

Acetex Corporation
Consolidating Income Statement		Guarantors		Combined		Acetex
Period Ended December 31, 2002	Acetex	Acetex	Acetex	non-		Corporation
	Corporation	LLC	BV	guarantors	Eliminations	Consolidated
Sales				205,529		205,529
Amortization				16,248		16,248
Cost of goods sold				166,458		166,458
				22,823		22,823
Selling, general & administrative	2,753			8,244		10,997
Research and development				1,069		1,069

Operating earnings (loss)	(2,753)	0	0	13,510	0	10,757
Equity loss	7,898		(20,735)	1,316	11,550	29
Interest expense - net	(18,353)	30,844		(32,971)		(20,480)
Foreign exchange and other	10			(3,515)		(3,504)

Earnings (loss) before income taxes	(13,198)	30,844	(20,735)	(21,660)	11,550	(13,198)

Income taxes	0	0	0	0	0	0
	0	0	0	0	0	0

Net earnings (loss)	(13,198)	30,844	(20,735)	(21,660)	11,550	(13,198)

Retained earnings (deficit) at beginning	1,369	71,400	(50,150)	(6,848)	(14,401)	1,369
Excess of repurchase price over assigned value of common shares	(317)					(317)
Dividends paid		(27,120)		0	27,120	0
Retained earnings (deficit) at end	(12,146)	75,124	(70,885)	(28,508)	24,269	(12,146)

Acetex Corporation
Consolidating Statement of Cash Flow		Guarantors		Combined		Acetex
Period Ended December 31, 2002	Acetex	Acetex	Acetex	non-		Corporation
	Corporation	LLC	BV	guarantors	Eliminations	Consolidated
CASH PROVIDED BY (USED IN):
Operating Activities
Net earnings (loss)	(13,198)	30,844	(20,735)	(21,660)	11,550	(13,198)
Charges and credits to income -non-cash

Amortization				16,248		16,248
Pension expense				(36)		(36)
Amortization of deferred financing costs				971		971
Other	1,011					1,011
Stock based compensation expense	275					275
Distribution from equity investment in excess of income	16,510	0	20,735	1,396	(38,670)	(29)
Changes in noncash working capital	3,539	(3,724)	0	15,366	(2,629)	12,551
	8,137	27,120	0	12,285	(29,749)	17,793
Investing Activities
Purchase of property, plant and equipment	0			(12,893)		(12,893)
Other				(246)		(246)

	0	0	0	(13,139)	0	(13,139)
Financing activities
Increase in share capital	449					449
Dividend paid		(27,120)			27,120	0
Decrease in pension obligation				589		589
Shares repurchased	(2,305)					(2,305)
	(1,856)	(27,120)	0	589	27,120	(1,267)

Foreign exchange gain (loss) on cash and cash
equivalents held in foreign currencies				4,269	2,629	6,898
Increase in cash during the period	6,281	0	0	4,004	0	10,285
Cash, beginning of period	6,711	0	0	44,894		51,605
Cash, end of period	12,992	0	0	48,898	0	61,890

NOTES

1.

The consolidating financial statements illustrate the assets, liabilities, equity, revenues and expenses for Acetex Corporation on a legal basis, as well as for its subsidiaries which have guaranteed its 10-7/8% Senior Unsecured Notes (the "Notes") and the operating nonguarantor subsidiaries.

2.

Separate financial statements concerning the subsidiaries guaranteeing the Notes (the "Guarantor Subsidiaries") have not been included as management has determined that they are not material to investors.  The Guarantor Subsidiaries are wholly-owned and the guarantees provided are full, unconditional and joint and several.  All of the Company’s operations are conducted by nonguarantor subsidiaries.  There are no restrictions on dividend payments amongst the Company and its subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acetex Corporation

(Registrant)

DATE:  March 4, 2003

By:  “Donald K. Miller”

Donald K. Miller

Chief Financial Officer